Tabcorp

05013525

RECEIVED

2005 DEC 28 A 9:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

12 December 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

PROCESSED

DEC 30 2005

THOMSON
FINANCIAL

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

12/30

Tabcorp
the bigger better game

9 December 2005

Tabcorp withdraws from Singapore Integrated Resort project

Tabcorp today announced that it is withdrawing from the bidding process for Singapore's Marina Bay Integrated Resort.

The decision follows the release of the Singapore Government's Request for Proposal (RFP) on 15 November and a review by the company of the long-term strategic opportunities available for the Tabcorp group.

Managing Director and Chief Executive Officer Matthew Slatter said: "The development costs of the Integrated Resort project have risen significantly since our initial expression of interest in February this year. Taking into account the increased development costs, the risks, potential returns and timelines, it is the right decision for the company and our shareholders to withdraw from the Singapore Integrated Resort process.

"While the Integrated Resort is a great opportunity for Singapore and we had an exciting concept, too many things would have to go right for the project to achieve our targeted returns."

Mr Slatter said we are now seeing the progressive relaxing of restrictions on gambling in a number of markets around the world and this will present a number of opportunities for Tabcorp.

"Our strategic growth would have been constrained by the project that would not have been completely operational and delivering full revenues until 2010."

Mr Slatter praised the dedicated team that had been working on the Singapore project for their enthusiasm, commitment and creativity in the proposal and planning stages. "The company has acquired enormous knowledge during this process that will be used to pursue other international opportunities in the future."

Mr Slatter said the company's newly created division to pursue off-shore activities, Tabcorp International, was progressing well with business opportunities that were a sound strategic fit for Tabcorp. "We are focused on investigating and pursuing international opportunities that allow us to build on the successful business model that we have created here in Australia.

"These efforts are directed at specific markets with growth potential that when coupled with our operational expertise, will deliver sustainable long-term value for shareholders," Mr Slatter said.

Tabcorp praised the Singapore Government for the highly professional approach that had been taken towards developing an Integrated Resort and wished the Government and its agencies every success in their efforts to attract new regional and international visitors through an iconic, world-class entertainment resort.

For more information, please contact:
Bruce Tobin, General Manager Corporate Affairs (03) 9868 2508